NEWS RELEASE

Contact:          B. L. Rakes, President & CEO
                  Mary G. Staples, PFO
                  (540) 343-0135

Date:             November 7. 1997


                              FOR IMMEDIATE RELEASE
                              ---------------------


             SWVA BANCSHARES, INC. ANNOUNCES FIRST QUARTER EARNINGS


         Roanoke, Virginia, November 7, 1997: SWVA Bancshares, Inc., the holding company of Southwest Virginia Savings Bank, FSB, Roanoke, Virginia, announced earnings for the first quarter of fiscal year 1998.

         Net income for the quarter ended September 30, 1997 was $116,000 or $0.24 per share with return on average assets of .66% and return on average equity of 5.44%.

         Net income increased $310,000 or 159.79%, from a loss of $194,000 for the three months ended September 30, 1996 to income of $116,000 for the three months ended September 30, 1997. The increase in net income was primarily due to a one-time federal deposit insurance assessment during the 1996 period and increased net interest income.

         Interest income increased $138,000, or 11.00% from $1.3 million for the three months ended September 30, 1996 to $l.4 million for the three months ended September 30, 1997. The increase was mainly due to increased interest earned on fixed rate mortgage loans and investments.

         Interest expense increased $74,000 or 11.49% from $644,000 for the three months ended September 30, 1996 to $718,000 for the three months ended September 30, 1997. The increase was due mainly to an increase in interest paid on borrowed funds and interest paid on deposits.

         Net interest income increased by $64,000 or 10.47% from $611,000 for the three months ended September 30, 1996 to $675,000 for the three months ended September 30, 1997 due mainly to additional interest earned on fixed rate mortgage loans and investments.

         The Bank made an addition of $24,000 to the provision for
credit losses for the three months ended September 30, 1997. The addition was made due to a loss of $44,000 on a delinquent real estate loan. After the deduction for the loss, the allowance for credit losses was $197,000. Non-performing loans on September 30, 1997 totaled $112,000, which consisted of two real estate mortgage loans.

         Non-interest income decreased slightly by $1,000, or 1.15% from $87,000 for the three months ended September 30, 1996 to $86,000 for the three months ended September 30, 1997.

         Non-interest expense decreased by $342,000, or 38.34% from $892,000 for the three months ended September 30, 1996 to $550,000 for the three months ended September 30, 1997, mainly due to a $355,000 special federal deposit insurance assessment during the three months ended September 30, 1996. This was partially offset by a $24,000 increase in other expenses.

         The Company's assets and stockholders' equity amounted to $72.2 million and $8.2 million, respectively, at September 30, 1997.

         Southwest Virginia Savings Bank, FSB is a federally chartered savings bank, the deposits of which are insured by the FDIC to the fullest extent provided by law. The Bank is headquartered in Roanoke, Virginia and operates 5 full-service banking facilities and a mortgage origination office serving Roanoke City, Roanoke County, Salem City and adjacent counties. The Bank has served the community since 1927.

         The Bank exceeds all current regulatory capital ratio requirements and continues to meet the "well capitalized" regulatory definition, the highest such rating.

         SWVA Bancshares, Inc's common stock shares are listed over-the-counter through the National Daily Quotation System "Pink Sheets" under the symbol "SWVB".

                              SWVA BANCSHARES, INC.
                  (Dollars in thousands, except per share data)

                   CONDENSED CONSOLIDATED STATEMENTS OF INCOME

                                                            Three Months Ended
                                                                  Sept 30
                                                                  -------
                                                         1997               1996
                                                         ----               ----
                                                               (unaudited)
Interest income                                          1,393              1,255
Interest expense                                           718                644
                                                         -----              -----

      Net interest income                                  675                611
Provision for credit losses                                 24                  0
                                                         -----              -----

      Net interest income after
       provision for credit losses                         651                611
Noninterest income                                          86                 87
Noninterest expense                                        550                892
                                                         -----              -----

      Income before income taxes                           187               (194)
Provision for income taxes                                  71                  0
                                                         -----              -----

Net Income                                              $  116             $ (194)
                                                        ======             ======

     Earnings per common share                          $ 0.24               (0.38)
Return on average assets                                   .66%              (1.11)%
Return on average equity                                  5.44%              (8.60)%
Interest rate spread                                      3.59%              3.57%
Net interest margin                                       4.03%              3.92%
Noninterest expense to average assets                     3.25%              5.28%




                     CONDENSED CONSOLIDATED BLAANCE SHEETS

                                                        Sept 30          June 30
                                                       --------------------------
                                                         1997              1997
                                                       --------          --------
                                                               (unaudited)
Cash and investments                                   $ 10,726          $  6,580
Mortgage-backed and related securities                    9,548            10,074
Loans held for sale                                         533               727
Loans receivable, net                                    48,990            50,982
Property and equipment, net                               1,644             1,666
Other assets                                                746               724
                                                        -------           -------
      Total assets                                      $72,187           $70,753
                                                        =======           =======

Deposits                                                $58,650           $57,933
Advances FHLB                                             4,500             3,500
Accrued expenses and other liabilities                      854               718
Stockholders' Equity                                      8,183             8,602
                                                        -------           -------
      Total liabilities and stockholders' equity        $72,187           $70,753
                                                        =======           =======

Nonaccrual and 90 days past due loans                   $   112           $    60

Total nonperforming assets                              $   112           $    60
                                                        =======           =======


Allowance for credit losses
      to nonperforming assets                            176.23%           416.99%
Nonperforming loans to total loans                          .23%              .10%
Nonperforming assets to total assets                        .16%              .08%
Book value per share                                     $16.01  (1)        16.83 (1)




(1) Book value per share has been calculated by taking Stockholders' Equity and dividing by the number of shares outstanding. Shares outstanding on September 30, 1997 and June 30, 1997 were 510,984.